

Mail Stop 4631

June 22, 2009

Via U.S. mail and facsimile

Mr. David P. Tusa
Executive Vice President and Chief Financial Officer
Sharps Compliance Corp.
9220 Kirby Drive; Suite 500
Houston, TX 77054

      RE: **Form 10-K for the fiscal year ended June 30, 2008**
               File No. 001-34269

Dear Mr. Tusa:

      We have reviewed your response letter dated June 12, 2009 and have the following additional comments. If you disagree with any comments, we will consider your explanation as to why the comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2008

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

2. We previously requested that you provide a statement, in writing, from the company's management acknowledging the three bullet points acknowledgements (i.e., Tandy language) requested at the end of our comment letter dated June 3, 2009. It appears that your June 12, 2009 response letter did not include the requested acknowledgements. Please provide these requested acknowledgements in writing from management with your next response letter.

<u>Risk Factors, page 5</u>

3. We not your response to comment two from our letter dated June 3, 2009. Your risk factor sub-captions such as "competition", "disposal facility" and "change in government regulation" still do not adequately describe the risks you discuss below the sub-caption. For example, instead of "disposal facility", your sub-caption should be worded to explain a specific risk such as "Our failure to operate and maintain our disposal facility in compliance with federal, state and local laws could result in….". Please show us in your supplemental response how you will revise your risk factor sub-captions in your future filings to address this comment.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Liquidity and Capital Resources, page 14</u>

4. It appears from your response to comment four from our letter dated June 3, 2009 that you capitalize all third party costs related to systems software implementation, regardless of the nature of the costs incurred. Please revise your property and equipment accounting policy footnote on page F-8 to clearly explain which third party software programming and implementation costs were capitalized and which costs were expensed during the periods presented in your filings. Your response should specifically consider the provisions of paragraphs 20-23 and 31-33 of SOP 98-1.

<u>Critical Accounting Policies, page 16</u>

5. We note your response to comment seven from our letter dated June 3, 2009. For each of the periods presented in your filing, please consider disclosing the amount of transportation and incineration element revenue recognized at point of sale for container systems not expected to be returned.

Consolidated Financial Statements

Consolidated Statements of Income, page F-4

6. We note your response to comment 10 from our letter dated June 3, 2009 stating that you will include an appropriate allocation of depreciation and amortization in your cost of revenues in future filings. Please reclassify amounts as necessary for each period presented, including prior periods, to ensure consistency. Please also ensure that your disclosures indicate the line items that depreciation and amortization are included in.

7. You disclose on page F-9 that you classify costs you incur for shipping and handling as cost of revenues. Please revise your filing to clarify whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of revenues line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of revenues, please disclose:

    *   here and in MD&A the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
    *   in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of revenues and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses.

Note 4 – Notes Payable and Long-Term Debt, page F-12

8. We note your response to comment 11 from our letter dated June 3, 2009. Please tell us how you considered the need to file an Item 2.03 or 8.01 Form 8-K for the amendment of your Line of Credit Facility in March 2009. Please also ensure that the liquidity section of your MD&A for your June 30, 2009 Form 10-K addresses the terms of this amendment as well as the sources of capital that you will use during fiscal 2010 if the Credit Facility is not extended in March of 2010.

Note 5 – Income Taxes, page F-12

9. We note your response to comment 12 from our letter dated June 3, 2009. Please revise your proposed disclosure to explain the nature of the adjustment titled "true-up of prior year accrual".

*   *   *   *

Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions regarding this comment, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief